UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

LAS VEGAS RAILWAY EXPRESS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

________________517815106_________________
(CUSIP Number)

Michael Barron
 6650 Via Austi Pkwy. Suite 170
Las Vegas, NV 89119
 (702) 583-6715
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 12, 2012
__________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517815106

1.	Names of Reporting Persons

Michael Barron

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)           □
(b)           □

3.                SEC use only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

United States.

Number of Shares Bene-	7.	Sole Voting Power 24,654,502*
ficially Owned by Each Reporting	8.	Shared Voting Power -0-
Person With	9.	Sole Dispositive Power 24,654,502*
*Includes 9,887,921 shares issuable upon exercise of warrants.	10.	Shared Dispositive Power -0-
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

24,654,502

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)□

13.           Percent of Class Represented by Amount in Row (11)

15.9% (1)

14.           Type of Reporting Person (See Instructions)

IN

(1)	Based on 154,111,882 shares of common stock issued and outstanding as of March 31, 2013.

Item 1.                      Security and Issuer

This Schedule 13D relates to shares of the common stock, $0.0001 par value per share, of Las Vegas Railway Express, Inc., a Delaware corporation (the "Company").  The address of the principal executive office of the Company is 6650 Via Austi Pkwy., Suite 170, Las Vegas, NV 89119.

Item 2.                     Identity and Background

(a)	This statement is being filed by Michael Barron (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is 6650 Via Austi Pkwy., Suite 170, Las Vegas, NV 89119.

(c)	The Reporting Person’s principal business occupation is Chief Executive Officer of the Company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.                      Source and Amount of Funds or Other Consideration

Allegheny Nevada Holdings Corporation (which controlled by the Reporting Person) purchased 838,009 shares of common stock on July 2, 2009 for an aggregate purchase price of $50,000.

The Reporting Person and Allegheny Nevada Holdings Corporation were issued an aggregate of 11,428,572 shares of common stock (including 2,285,714 shares issued on April 23, 2010 and 9,142,858 shares issued on August 15, 2012 (50% of which shares were issued to Allegheny Nevada Holdings Corporation) as part of the purchase price under an asset purchase agreement pursuant to which the Company acquired Las Vegas Railway Express, a Nevada corporation.

The Reporting Person was issued 100,000 shares of common stock on June 20, 2011, 400,000 shares of common stock on January 25, 2012, 1,000,000 shares of common stock on October 2, 2012, 500,000 shares of common stock on October 5, 2012, 500,000 shares of common stock on December 8, 2012, and warrants to purchase 9,887,921 shares of common stock on November 30, 2012, as compensation.

Item 4.                      Purpose of Transaction

See Item 3.

Item 5.                      Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person beneficially owns 24,654,502 shares of the Company’s common stock, of which 6,552,295 shares are held by Allegheny Nevada Holdings Corporation and 9,887,921 are issuable upon the exercise of warrants.

(b)	The Reporting Person has sole voting and dispositive power over 24,654,502 shares of common stock of the Company.

(c)
Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Company during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 24,654,502 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.                    Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael Barron
Michael Barron

April 2, 2013